

September 29, 2010

By U.S. Mail and Facsimile to: (011) 34-91-537-6766

Javier Malagon Navas
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana, 81
28046 Madrid Spain

> **RE: Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-10110**

Dear Mr. Navas,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009
General

1. We note the disclosure on pages 118, 119, and 120 that you maintain an employee in Cuba, and on page 25 that you have customers in the Middle East, a region generally understood to include Iran, Sudan, and Syria. We are also aware of a U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"), press release dated August 13, 2010, to the effect that Compass Bank, which you identify as your wholly-owned U.S. subsidiary on page 42, has remitted $607,500 to settle allegations of violations of the Sudanese Sanctions Regulations, occurring during September 2006. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject

to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements since September 2006. Your response should describe any business contacts you have had with the governments of the referenced countries or entities affiliated with, or controlled by, those governments. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. In addition, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran. Finally, discuss any remedial policies and procedures you have implemented to strengthen your OFAC compliance program.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria. In this regard, also address the potential impact of the civil penalty and the underlying legal matters described in the OFAC press release.

3. We note the recent downgrades of Greek, Spanish and Portuguese debt and the European Central Bank's recent actions to off-set the negative impacts from the debt ratings downgrades. As it relates to your exposure to sovereign counterparties, please tell us and enhance your disclosure in future filings to provide quantitative exposure, by country, to any country whose credit rating is AA or below. As part of your response, please address which financial statement line item these exposures are included.

Loan Loss Reserve, page 54

4. We note your disclosure on page 55 that you do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. This disclosure appears inconsistent with the fact that you have disclosed loan charge off information by loan category on page 54. We also note your disclosure that you believe this disaggregated information is of less relevance as it relates to domestic reserves and charge-offs. However,

we note that you have disclosed this information for your domestic portfolio on page 54, but not your foreign portfolio even though there has been a significant increase in the amount of foreign charge-offs. Please explain the inconsistencies in your disclosure and consider revising your disclosures in future filings to present loan charge-offs, recoveries, substandard loans and allowance for loan loss reserves by loan category for both your domestic and foreign loan portfolios similar to your breakdown of loans by customer presented on page 52.

5. As a related matter, we note your disclosure on page 55 that at the time a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on your net income attributed to parent company or stockholders' equity and that for these reasons information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank. In order for us to better understand your disclosure, please provide us with a detailed discussion comparing and contrasting your policy for determining provisions and recognizing charge-offs in accordance with Bank of Spain guidelines to U.S. GAAP, highlighting the key differences that result in these timing differences. Also, please provide us with a robust discussion explaining why you believe the timing of provisions and charge-offs under U.S. GAAP would result in more of an impact to net income.

6. We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to domestic real estate and construction loans, domestic loans to individuals and foreign loans. We also note your disclosure on page 56 that the 32% decrease in the loss reserve for non-impaired assets was primarily due to the lower volume of new operations and the higher quality of assets that remain in this category. Given the significant increase in the amount of substandard loans in 2009 as compared to prior periods, please tell us and revise future filings to disclose the following:

- the specific facts and circumstances related to the decrease in your loss reserve for non-impaired assets during fiscal year 2009 and the underlying credit performance of these assets during the period;

- the specific attributes of your non-impaired assets compared to your substandard loans supporting your disclosure that they are higher quality assets;

- delinquency information on your portfolio, including a discussion of how the specific changes in delinquencies impacts your calculation of the allowance for loan losses;

- additional information that addresses the reasons for the decrease in your reserve for non-impaired assets, especially in light of your disclosure on pages 10 and 11 regarding expectations that economic conditions and housing prices in Spain will continue to deteriorate in 2010.

Purchase of assets and liabilities of Guaranty Bank, page F-42

7. We note your disclosure relating to your FDIC-assisted transaction in which you acquired assets, mostly loans, for approximately 8,016 million euro and assumed liabilities, mostly customer deposits, for approximately 9,006 million euro. Please tell us and revise your future filings to address the following:

    - describe in more detail the type and underlying credit quality of the purchased loans;

    - describe in more detail how you accounted for the acquisition of loans and deposits, including your determination of the fair value of these receivables as well as the gross contractual amounts of receivables and your best estimate at acquisition date of the contractual cash flows not expected to be collected;

    - describe how you have presented your estimated loss reimbursement from the FDIC on your balance sheet and within loans;

    - distinguish between covered loans and non-covered loans on your balance sheet, and consider for purposes of your MD&A and Guide 3 disclosures; and

    - clearly state your accounting policy for determining your allowance for loan losses on covered loans acquired from Guaranty Bank.

Note 8. Fair Value of Financial Instruments, page F-66

8. Please tell us how your disclosures provide the information required by paragraph 27B(b) of IFRS 7 (i.e., any significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for those transfers). If applicable, please provide us with the required disclosures for the latest period presented and confirm that you will include such disclosures in all future filings.

Note 12. Available-for-sale Financial Assets, page F-77

9. We note that you present the debt instruments in both your available-for-sale and held-to-maturity investment portfolios in two basic categories based on the issuer of such domestic and foreign securities (e.g., government and other government agency securities and other securities). Given the increase in the amounts of these holdings and related unrealized losses, and in an effort to provide greater transparency and granularity to your disclosure, please consider disaggregating these categories into additional classes of financial instruments. In addition, where applicable, please consider disclosing the underlying securities' credit ratings or issuer financial conditions. Provide us with your proposed revised disclosures for future filings as applicable.

10. As a related matter, please also consider revising your future filings to present gross unrealized losses on your investment securities by duration (e.g., less than 12 months and greater than 12 months) for each security type.

Note 20 Goodwill, page F-97

11. We note your disclosures on pages 67 and F-97 regarding goodwill in your Form 20-F for the year ended December 31, 2009. If the recoverable amount of any cash-generating unit is not substantially in excess of its carrying value, please tell us and in future filings disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or me at 202-551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief